FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2004

                           HOLMES FINANCING (No 3) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated


Mortgage Asset Analysis
-----------------------

Analysis of Mortgage Trust Movements
--------------------------------------------------------------------
                                          Current Period
                                ------------------------------------
                                   Number            (pound)000's
                                ------------------------------------
Brought Forward                          417,772         29,994,331
Replenishment                             14,565          1,270,653
Repurchased                              (7,881)          (532,906)
Redemptions                              (9,267)          (940,209)
Losses                                       (8)               (16)
Capitalised Interest                           0              4,369
Other Movements                                0                  1
                                ------------------------------------
Carried Forward                          415,181         29,796,223
                                ====================================




                                ------------------------------------
                                            Cumulative
                                ------------------------------------
                                    Number           (pound)000's
                                ------------------------------------
Brought Forward                          115,191          6,399,214
Replenishment                            828,063         61,592,697
Repurchased                            (237,756)       (16,724,777)
Redemptions                            (289,855)       (21,513,333)
Losses                                     (462)              (793)
Capitalised Interest                           0             43,215
Other Movements                                0                  0
                                ------------------------------------
Carried Forward                          415,181         29,796,223
                                ====================================



                                  Period CPR     Annualised CPR
                                --------------------------------
  1 Month                                  4.94%          76.51% **(including
                                --------------------------------
  3 Month                                 14.08%          70.64% redemptions and
                                --------------------------------
 12 Month                                 54.67%          54.67% repurchases)
                                --------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated


Asset Profiles
                                   ------------------
Weighted Average Seasoning                     32.12   months
                                   ------------------
Weighted Average Loan size          (pound)71,766.83
                                   ------------------
Weighted Average LTV                          71.22%   *** (see below)
                                   ------------------
Weighted Average Indexed LTV                  54.97%   using Halifax House
                                   ------------------  Price Index
Weighted Average Indexed LTV                  54.33%   using Nationwide House
                                   ------------------  Price Index
Weighted Average Remaining Term                18.48   Years
                                   ------------------


Product Type Analysis                   (pound)000's               %
---------------------              ----------------------------------------
Variable Rate                               8,822,662               29.61%
Fixed Rate                                  5,911,571               19.84%
Tracker Rate                               15,061,991               50.55%
                                   ----------------------------------------
                                           29,796,223              100.00%
                                   ========================================

As at 08 July 2004 approximately 7.5% of the loans were flexible loans

                                    ---------------------------------------
Repayment Method Analysis               (pound)000's                %
-------------------------           ---------------------------------------
Endowment                                   6,686,272               22.44%
Interest Only                               4,281,717               14.37%
Repayment                                  18,828,233               63.19%
                                    ---------------------------------------
                                           29,796,223              100.00%
                                    =======================================

As at 08 July 2004 approximately 14.86% of the loans were written under Abbey's policy of non-income verification

                                    ----------------------------------------
Loan Purpose Analysis                   (pound)000's                %
---------------------               ----------------------------------------
Purchase                                   22,665,987               76.07%
Remortgage                                  7,130,236               23.93%
                                    ---------------------------------------
                                           29,796,223              100.00%
                                    =======================================

Mortgage Standard Variable Rate
-------------------------------
                      Effective Date              Rate
                      --------------              ----
                        01 July 2004             6.50%
                        01 June 2004             6.25%
                       01 March 2004             6.00%
                    01 December 2003             5.75%

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated

Geographic Analysis
-----------------------------------------------------------------------------
Region                         Number      (pound)000's               %
-----------------------------------------------------------------------------
East Anglia                       17,043          1,141,474            3.83%
East Midlands                     22,746          1,414,925            4.75%
Greater London                    67,514          6,284,834           21.09%
North                             17,955            948,968            3.18%
North West                        47,085          2,682,455            9.00%
Scotland                          27,597          1,520,333            5.10%
South East                       107,305          9,188,753           30.84%
South West                        32,966          2,340,808            7.86%
Wales                             20,140          1,081,283            3.63%
West Midlands                     28,247          1,739,007            5.84%
Yorkshire and Humberside          25,949          1,412,531            4.74%
Unknown                              634             40,852            0.14%
-----------------------------------------------------------------------------
Total                            415,181         29,796,223          100.00%
=============================================================================


Original LTV Bands
------------------

                               ----------------------------------------------
Range                          Number       (pound)000's              %
                               ----------------------------------------------
0.00 - 25.00                       13,962            595,000           2.00%
25.01 - 50.00                      70,665          4,270,609          14.33%
50.01 - 75.00                     146,879         11,593,247          38.91%
75.01 - 80.00                      22,348          1,781,828           5.98%
80.01 - 85.00                      27,583          2,274,162           7.63%
85.01 - 90.00                      51,477          4,238,599          14.23%
90.01 - 95.00                      82,267          5,042,778          16.92%
                               ----------------------------------------------
Total                             415,181         29,796,223         100.00%
                               ==============================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated

Arrears
-------
                         ------------------------------------------------------
Band                         Number      Principal      Overdue        %
                         ------------------------------------------------------
Current                         406,563    29,236,674      (2,970)      98.14%
1.00 - 1.99 months                5,175       337,853        3,055       1.13%
2.00 - 2.99 months                1,614       102,603        1,635       0.34%
3.00 - 3.99 months                  748        47,515        1,093       0.16%
4.00 - 4.99 months                  391        24,298          732       0.08%
5.00 - 5.99 months                  223        14,029          515       0.05%
6.00 -11.99 months                  354        21,352        1,107       0.07%
12 months and over                   35         1,895          223       0.01%
Properties in Possession             78         4,264          350       0.01%
                         ------------------------------------------------------
Total                           415,181    29,790,483        5,740     100.00%
                         ======================================================

Definition of Arrears
---------------------
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
---------------------------
                                -------------------------------------
                                     Funding            Seller
                                -------------------------------------
                                  (pound)000's        (pound)000's
                                -------------------------------------
Balance Brought Forward                16,083,915         13,910,416
Replenishment of Assets                         0          1,270,653
Acquisition by Funding                          0                  0
Distribution of Principal
Receipts                                (947,865)          (525,249)
Allocation of Losses                          (8)                (8)
Share of Capitalised Interest               2,343              2,026
Payment Re Capitalised Interest           (2,343)              2,343
                                -------------------------------------
Balance Carried Forward                15,136,042         14,660,181
                                =====================================

                                -------------------------------------
Carried Forward Percentage              50.79853%          49.20147%
                                =====================================

                                -------------------------------------
Minimum Seller Share                    1,275,372              4.28%
                                -------------------------------------

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated


Cash Accumulation Ledger
------------------------
                                 ------------------
                                    (pound)000's
                                 ------------------
Brought Forward                            656,435
                                 ------------------
Additional Amounts Accumulated             947,865
Payment of Notes                                 0
                                 ------------------
Carried Forward                          1,604,300
                                 ==================

                                 ------------------
Target Balance                             406,070  payable on 15th July 2004
                                           947,865  payable on 15th October 2004
                                           250,365  payable on 15th April 2005
                                 ------------------
                                         1,604,300
                                 ==================

                                 -------------------------------------
Liquidity Facilities             Drawn(pound)000's     Undrawn(pound)000's
--------------------
                                 -------------------------------------
Holmes Funding                            (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 1                        (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 2                        (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 3                        (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 4                        (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 5                        (pound)0      (pound)25,000
                                 -------------------------------------
Holmes Financing 6                        (pound)0      (pound)25,000
                                 -------------------------------------

Excess Spread *
---------------
                                 ------------------
Quarter to 15/04/04                        0.3687%
                                 ------------------
Quarter to 15/01/04                        0.4098%
                                 ------------------
Quarter to 15/10/03 (Restated)**           0.3433%
                                 ------------------
Quarter to 15/07/03 (Restated)**           0.3852%
                                 ------------------

* Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

** The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.


                                   ------------------------------------------------------------------
Reserve Funds                       First Reserve          Second Reserve        Funding Reserve
-------------                      ------------------------------------------------------------------
Balance as at 15/04/2004           (pound)338,000,000.00   (pound)7,977,968.00   (pound)67,722,808.72
                                   ------------------------------------------------------------------
Required Amount as at 15/04/2004   (pound)338,000,000.00   (pound)7,977,968.00   (pound)70,000,000.00
                                   ------------------------------------------------------------------
Percentage of Notes                                2.02%                 0.05%                 0.40%
                                   ------------------------------------------------------------------

                           Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated

Properties in Possession
------------------------

Stock
-----
                                   -----------------------------------------
                                                Current Period
                                   -----------------------------------------
                                         Number              (pound)000's
                                   -----------------------------------------
Brought Forward                                   78                4,499
                                   -----------------------------------------
Repossessed in Period                             11                1,202
                                   -----------------------------------------
Sold in Period                                  (11)              (1,437)
                                   -----------------------------------------
Carried Forward                                   78                4,264
                                   =========================================

                                   -----------------------------------------
                                                  Cumulative
                                   -----------------------------------------
                                         Number              (pound)000's
                                   -----------------------------------------
Repossessed to date                              571               37,309
Sold to date                                   (493)             (33,045)
                                   -----------------------------------------
Carried Forward                                   78                4,264
                                   =========================================

Repossession Sales Information
------------------------------     -----------------
Average time Possession to Sale                   82 Days
                                   -----------------
Average arrears at time of Sale         (pound)3,444
                                   -----------------

MIG Claim Status
----------------                   -----------------------------------------
                                         Number              (pound)000's
                                   -----------------------------------------
MIG Claims made                                  195                1,382
---------------                    -----------------------------------------
MIG Claims outstanding                             1                    7
                                   -----------------------------------------

                                   -----------------
Average time claim to payment                     36
                                   -----------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)25 billion.

Proposed Changes
----------------
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

                             Holmes Financing No 3 plc
                           -------------------------
      Periodic Report re Holmes Trustee Limited and Holmes Funding Limited
      --------------------------------------------------------------------
                     For the Period 09 June to 08 July 2004
                     --------------------------------------

All values are in thousands of pounds sterling unles otherwise stated


Retired Class A Notes
---------------------

----------------------------------------------------------------------------------------------------
Date Retired   Holmes 1   Holmes 2   Holmes 3    Holmes4   Holmes 5  Holmes 6   Holmes 7   Holmes 8
----------------------------------------------------------------------------------------------------
        02Q3          -        703          -          -        352         -          -          -
        02Q4          -          -          -          -        352         -          -          -
        03Q1          -          -        750          -          -         -          -          -
        03Q2          -          -          -          -          -         -          -          -
        03Q3        600          -          -          -          -       481          -          -
        03Q4          -        176          -        191          -       481          -          -
        04Q1          -        176          -        191          -         -        241          -
        04Q2          -        176          -        191          -         -        241          -
----------------------------------------------------------------------------------------------------

Outstanding Class A Notes
-------------------------

-------------------------------------------------------------------------------------------------
Expected
Redemption   Holmes 1   Holmes 2   Holmes 3    Holmes4   Holmes 5  Holmes 6   Holmes 7   Holmes 8
-------------------------------------------------------------------------------------------------
    04Q2            -          -          -          -          -          -         -          -
    04Q3            -        176          -        191          -          -         -          -
    04Q4            -          -          -          -        698          -         -          -
    05Q1            -          -        750          -          -          -         -          -
    05Q2            -          -          -          -          -        801         -       1,001
    05Q3          650          -          -          -          -          -         -          -
    05Q4            -        125          -          -          -          -         -          -
    06Q1            -        125          -          -          -          -       803          -
    06Q2            -        125          -          -          -          -         -          -
    06Q3            -        125        500      1,340          -          -         -          -
    06Q4            -          -          -        350        875          -         -          -
    07Q1            -          -          -          -          -          -       161        812
    07Q2            -          -          -          -          -        634       161          -
    07Q3          575          -          -          -          -          -         -          -
    07Q4            -        300          -          -          -        770         -          -
    08Q1            -          -          -          -          -          -         -          -
    08Q2            -          -          -          -          -        500       592        221
    08Q3            -          -          -          -          -          -         -        221
    08Q4            -          -          -          -          -          -         -        221
    09Q1            -          -          -          -          -          -         -       1,171
    09Q2            -          -          -          -          -          -         -          -
    09Q3            -          -          -          -          -          -         -          -
    09Q4            -          -          -          -          -          -         -          -
    10Q1            -          -          -          -          -          -         -          -
    10Q2            -          -          -          -          -          -         -          -
    10Q3          250          -          -          -          -          -         -          -
    10Q4            -          -          -          -          -          -         -          -
-------------------------------------------------------------------------------------------------


         [BAR GRAPH OF EXPECTED REDEMPTION OF CLASS A NOTES -- OMITTED]

                                                              SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 3) PLC




      Dated: 28 July 2004                                 By / s / Gail McGrath
                                                          (Authorised Signatory)